Exhibit (d)(2)(B)

Form of Policy Riders

Ameritas Life Insurance Corp.

CHILDREN'S INSURANCE RIDER

This rider is attached to and forms a part of the policy. Except as specifically altered by the rider, all of the provisions, limitations and exclusions of the policy remain in full force and effect.

RIDER SPECIFICATIONS. The effective date, benefit amount and monthly cost for this rider are shown on the policy schedule. If this rider is issued after the policy is issued, a revised policy schedule will be issued reflecting the specifications for this rider.

PERSONS INSURED. This rider insures each child of the insured if the child is:

(1)	named in the application for this rider;
(2)	born after the date of the application; or
(3)	adopted by the insured after the date of the application and before the child’s 18th birthday.

This rider does not insure any child less than 15 days old nor after the child’s 25th birthday.

PAYMENT OF INSURANCE. We will pay the benefit amount under this rider when we receive satisfactory proof that an insured child died while this rider is in force. Unless otherwise provided, the benefit will be paid to:

(1)	the policyholder, if living; otherwise
(2)	the beneficiary.

DEATH OF INSURED. If the insured dies (except by suicide within two years of the effective date of this rider) existing insurance on each insured child will be continued at no cost until the child's 25th birthday. If the insured commits suicide during the first two years of the policy, there is a 31 day period for conversion for each insured child.

CONVERSION PRIVILEGE. This rider may be converted on each insured child, without evidence of insurability subject to our rules as to the minimum amount, plan of insurance and age at issue, which are in effect on the date of conversion, if:

(1)	we receive a written application no later than 31 days after the insured child’s 25th birthday;
(2)	the new policy is any one of the permanent policies issued by us at the time of conversion; and
(3)	this rider is in force.

Before the insured child’s 25th birthday, the amount of the new policy may not exceed the benefit amount of the rider on the date of conversion. On or after the insured child’s 25th birthday, the amount of insurance of the new policy may not exceed five times the amount of insurance of this rider on the date of conversion.

The policy date of the new policy will be the date of conversion. Insurance under this rider on that insured child will terminate on the date of conversion. The incontestability and suicide provisions of the policy shall be measured from the effective date of this rider up to the benefit amount of this rider on the date of conversion. For any additional face amount, the incontestability and suicide provisions will begin from the effective date of the new policy.

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TERMINATION. This rider will terminate at the earliest of:

(1)	when the policy terminates for any reason other than the death of the insured;
(2)	when we receive written notice from you requesting termination of this rider;
(3)	upon the death of the insured by suicide within two years from the issue date of this rider;
(4)	on the expiry date shown on the policy schedule; or
(5)	upon the death of the last surviving additional insured.

REINSTATEMENT. This rider may be reinstated upon reinstatement of the policy, if you provide us with evidence of insurability on each insured child. If this rider is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

INCONTESTABILITY. We will not contest this rider, in the absence of fraud, with respect to each insured child after the benefit amount on that child has been in force during that child’s life for two years. Our total liability will be to return the monthly rider charges paid while the insurance on that child’s life was in force. If this rider is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

SUICIDE EXCLUSION. If any insured child under this rider commits suicide (while sane or insane) within two years after the date that child’s insurance starts, our total liability will be to return the monthly rider charges paid for this rider while the insurance on that child was in force.

MONTHLY COST OF BENEFIT. We will deduct the monthly cost of this rider until it terminates, except as stated in the Death of Insured provision.

VALUES. This rider does not have cash surrender value or loan value.

AMERITAS LIFE INSURANCE CORP.

President	Secretary

ICC17 CIRUL 1-17	2